Exhibit 12

Toledo Edison Company

Consolidated Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands, except ratios)
Earnings as Defined in Regulation S-K
Income before extraordinary items	$42,691	$(5,142)	$19,930	$86,283	$76,220	$69,419
Interest and other charges, before reduction for amounts capitalized	62,773	57,672	42,126	33,439	21,469	18,651
Provision for income taxes	26,362	(9,844)	5,394	52,350	73,931	65,758
Interest element of rentals charged to income (a)	92,108	87,174	84,894	82,879	80,042	39,049

Earnings as defined	$223,934	$129,860	$152,344	$254,951	$251,662	$192,877

Fixed Charges as Defined in Regulation S-K
Interest on long-term debt	$62,773	$57,672	$42,126	$33,439	$21,489	$18,651
Interest element of rentals charged to income (a)	92,108	87,174	84,894	82,879	80,042	39,049

Fixed Charges as defined	$154,881	$144,846	$127,020	$116,318	$101,531	$57,700

Consolidated Ratio of Earnings to Fixed Charges	1.45	0.90	1.20	2.19	2.48	3.34

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.